UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

                          Under Section 12(b) or (g) of
                       The Securities Exchange Act of 1934




                               VANSTAR FILMS, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)

        NEVADA                                      No number at present
       ----------                                ------------------------
(State or other jurisdiction                (I.R.S. Employer Identification No.)
of incorporation or organization)


        3rd Floor, 1622 West 7th Avenue, Vancouver, B.C. CANADA V6J 1S5
        ---------------------------------------------------------------
                     (Address of principal executive offices)

           Issuer's telephone number   (604) 731-1191
                                       ----------------


           Securities to be registered under Section 12(b) of the Act:

   Title of each class                        Name of each exchange on which
   to be so registered                        each class is to be registered

      Common stock                                 NASD Bulletin Board


           Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
                               ------------------
                                (Title of class)

Item 1.           Description of Business.
                  ------------------------

     (a) The Business of the Company. The Company hopes to develop a number of products and services that will take advantage of the growing demands of British Columbia's maturing film and television industry. Initially, the Company intends to focus on three areas of growth: (i) a strong co-production environment, where the Company might benefit from strategic partnerships in film production, with both domestic and foreign producers - the Company has an understanding with Entertech Media of Los Angeles, California, on a best efforts basis, to produce an animated feature (Gunga Din, $2,000,000 CDN; (ii) the development of a series of nature videos in cooperation and with the distribution assistance of a nature magazine; and (iii) the development of two animated TV series with local producers.

     Distribution for the Company's products have been identified, as well as potential users of its services. The Company will attempt to have a marketing and sales presence in as many of the traditional entertainment industry outlets as may be possible, with the goal of creating a strong demand for the full range of the company's products. The Company intends to focus on trade shows, film festivals, industry periodicals, Company generated promotional material and direct sales both by telemarketing as well as through a comprehensive and ongoing series of face to face meetings with industry leaders, and the industry's major distributors.

     (b) Film Production and Production Services. Vancouver, British Columbia is one of the fastest growing film and television production centers in North America outside of Hollywood, California. With a cosmopolitan, multi-ethnic population that is nearing two million, Vancouver, British Columbia has become the production center of choice for some of the most recognized names in the entertainment industry. In the year 1996, 101 productions were completed for a total dollar benefit to the province's film industry of more than one billion dollars ($1,000,000,000CDN). This included 48 feature films and 26 TV series. Direct employment, according to the government of British Columbia surveys, is now in excess of 8,500 people and indirect employment totals nearly 25,000 people.

     The factors that make Vancouver an attractive center for the production of films and television in the Company's estimation are: (i) the highly competitive Canadian dollar; (ii) the majestic and versatile scenery, both natural and urban; (iii) the more than ten thousand highly skilled professional actors, technicians and support staff; (iv) liberal tax credits from both federal and provincial governments; (v) state-of-the- art post production services; and,
(vi) a highly developed and skilled intellectual properties sector of accredited and highly skilled writers.

     Co-production and Service Production are the backbone of the industry in Vancouver, having experienced years of strong growth, culminating at this time with projections for Vancouver's fiscal 1999, total dollars for film and television production, of near or indeed surpassing one billion dollars ($1,000,000,000 CDN).

     Service Production is the management, for foreign producers, of single or multiple film projects and or television movies or series. The Company, in this area of the industry, would supply the staff required to manage these projects on behalf of foreign producers, on a fee for services basis. As well, the Company intends to lease or purchase a facility from a Vancouver contractor-developer.

     The Company, with the creation of its own staff to manage in-house projects, such as its projected video series and infomercial programming, will endeavor to utilize this same staff to service production for foreign producers, thereby establishing new sources of revenue for the Company. This will create an ongoing demand for the Company's products and services.

     (c) Animation. The company has letters of intent with two local groups to develop a claymation project (Babblebrook) and a computer animation project (Motorworld). Babblebrook is aimed at 3-6 year olds and comes with a ten song CD. Motorworld is aimed at 6-12 year old boys. Both projects need a 1/2 hour pilot to be completed for marketing purposes and to develop into possible TV series shows. These will enable the company to obtain penetration in the retail marketing area. The company's limited focus will be on the development of Babblebrook.

     (d) Feature Films Co-Production. The Company has a "deal memo" outstanding with Entertech Media of Los Angeles, California, for the development of an animated film (Gunga Din) with an estimated cost of $2,000,000 CDN. A local animation house has agreed to produce this film within the above budget figure.

     (e) Nature Video Production. The Company has identified the field of nature videos, specifically those featuring wild animals associated with the Canadian
Tundra: wolf, grizzly, orca and others as having a unique potential for a wide market distribution. To create an environment where production costs can be properly managed, as well as to insure the quality of production, assured distribution and to give the project its best chance at success, the Company is currently negotiating to bring one or more national nature periodicals to partner this project. The Company had discussions with Canadian Geographic Magazine with a view to co-distributing the end product.

     (f) Infomercial Television Production and Merchandising. The Company intends to seek out regional and national manufacturers and or suppliers of uniquely priced, one of a kind products that would benefit from a focused marketing program as is understood in the infomercial format. The Company intends to negotiate the payment of its production costs by the product manufacturer and or supplier, such that any ancillary advertising revenue accrues to the Company, and profits are generated by the Company's share of the new and or increased sales volume for the product. One such program is currently in negotiation with a regional travel service supplier and a national travel product supplier.

     (g) Film Library and Distribution. The Company, which will require a distribution arm to maximize the sales of its own products; nature videos, infomercial television and feature films, will seek out under-utilized film libraries, whose marketability is known but may have remained dormant for whatever reason. The area that the Company has identified for accumulating a substantial inventory of distributable product focuses on one large family-owned film library and several smaller institutionally managed inventories. No negotiations are presently ongoing in this area.

Item 2.           Management's Discussion and Analysis or Plan of Operation.
                  ----------------------------------------------------------

     a) Plan of Operation:
        ------------------

     1) The issuer plans to complete an offering of its shares at US$1.00 per share, to raise a total of US$1 Million with which to acquire existing businesses involved in the entertainment services industry in Vancouver, British Columbia, Canada.

     i) The initial capital raised by the Company will enable it to purchase two existing entertainment service companies and inject the necessary investment into each, so as to enhance their respective businesses and complete the production of a half hour, animated television show pilot.

     There will be enough operating capital in the company treasury to see the Company through its first year of operation, after these acquisitions have been made. The Company also expects that the continuing cash-flow from the acquired companies will enable it to carry business into the near and medium term, before further expansion is required.

     ii) The Company will be developing scripts and artwork that will enable it to sell an animated series to the market, as an ongoing development, and as such, has budgeted the necessary funds from its initial capitalization, to accomplish these ends.

     iii) The Company does not envision the purchase of an operating plant, at this time. Any facilities that may be required for its ongoing business, will be part of the acquisition plan and will be leased premises.

     iv) The Company will be taking on the staff of the acquired companies and will employ an executive group to oversee operations, made up of a CEO, an executive vice-president of development and an accountant. These have been provided for in the Plan of Operation budget.

     The Company is in negotiations presently with two existing companies, servicing the entertainment industry in Vancouver, British Columbia, Canada for an eventual takeover by the Company.

     Since these discussions cannot lead to a binding agreement until the Company has placed its initial capitalization, there may be material changes in the final agreements and costs associated thereto. Although these do not indicate a major change in the eventual agreements at this time, the Company is prepared for any eventualities that may occur due to any delay in completing its initial capitalization.

     In considering these possible material changes, the Company is negotiating with more than one possible takeover target for each project in its Plan of Operation, and has alternative choices to fill each of its needs, while maintaining its target budgets.

Item 3.           Description of Property.
                  ------------------------

     i) The Company does not presently own any property and no significant acquisition is projected for the short term in the Company's Plan of Operation.

     ii) The Company is aware of the growing need for studio space in Vancouver, British Columbia, Canada and the possibility that exists to develop such a property for a large, potential market. It is the Company's intention to further investigate this area for future expansion and look at acquiring land and/or buildings to suit these needs, at such time as the Company can financially justify this investment.

Item 4.          Security Ownership of Certain Beneficial Owners and Management.
                  --------------------------------------------------------------

     a) Security ownership of certain beneficial owners.

     The number and percentage of the shares of Common stock owned on record by a beneficial owner holding more than 5% is as follows:


                                   Number of Shares              Percentage of
Name and address                     of Common                      Common
of Beneficial Owner                  Stock Owned                  Stock Owned
-------------------                  -----------                  -----------
Louis Tardif                         1,500,000(1)                     30.3
4087 S.W. Marine Drive
Vancouver, B.C.
Canada V6N 4A5

Cede & Co.                           1,192,500                        24.1
Box 20, Bowling Green Station
New York, NY
USA 10004

Michael Down                           400,000                         8.1
#806 - 2190 Bellevue Avenue
West Vancouver, B.C.
Canada   V7R 1L7


Anne and Henry Huber                   950,000                        19.2
4163 Almondel Court
West Vancouver, B.C.
Canada   V7V 4J4

--------------------------------------------------------------------------------
 (1)     Includes stock held by Tardif Holdings Ltd.

     b) Security ownership of management.


                              Number of Shares              Percentage of
Name and address                 of Common                      Common
of Beneficial Owner             Stock Owned                  Stock Owned
-------------------             -----------                  -----------
Louis Tardif                    1,500,000(1)                     30.3
4087 S.W. Marine Drive
Vancouver, B.C.
Canada V6N 4A5

Grant Curran                       15,000                        ---
1501 Jubilee Court
North Vancouver, B.C.
Canada V7G 2H7




Item 5.           Directors, Executive Officers, Promoters and Control Persons.
                  -------------------------------------------------------------



       Name                               Position
       ----                               --------
       Louis Tardif                       Director, President, Secretary
       4087 S.W. Marine Drive
       Vancouver, B.C.
       Canada V6N 4A5

       Dr. Marvin Wideen                  Director, Vice-President
       833 Seymour Drive
       Coquitlam, B.C.
       Canada V3J 6V8

       Grant Curran                       Director, Controller
       1501 Jubilee Court
       North Vancouver, B.C.
       Canada V7G 2H7

--------------------------------------------------------------------------------
 (1)     Includes stock held by Tardif Holdings Ltd.

     The principal occupation and business experience during the last five years for each of the present directors and executive officers of the Issuer are as follows:

Louis Tardif
------------
Director, President and Secretary and owns on record or beneficially approximately 30.3% of the issued and outstanding common shares of the Issuer. Entrepreneur, small business lecturer and past member of the Creative Property Management writing team.

Dr. Marvin Wideen
-----------------
Director,   Vice-President  of  Development,   Professor  Emeritus  and  private
consultant in educational programs.

Grant Curran
------------
Director and Controller, Partner of Cawley & Associates, a Vancouver chartered accountancy firm,

None of the directors of the issuer are related as family, but are friends and long time associates.

Item 6.           Executive Compensation.
                  -----------------------

     Remuneration has been paid to one of the officers and directors and reimbursement has been made for out-of-pocket expenditures for activities on the Issuer's behalf. Except for Louis Tardif, none of the officers and directors anticipates devoting more than 25% of his time to Issuer activities.

     For the fiscal years ended June 30, 1998, and June 30, 1999, and the nine month period ended March 31, 2000, the Issuer paid management fees of $37,099, $1,016 and $NIL respectively for the periods noted above.

     The Issuer is not a party to any employment agreements. No advances have been made or are contemplated to be made by the Issuer to any of its officers or directors.

     The Issuer has no retirement pension, profit sharing or stock option plans or insurance or medical reimbursement plans covering its officers and directors, and does not contemplate implementing any such plans at this time.



Item 7.           Certain Relationships and Related Transactions.
                  -----------------------------------------------

     Louis Tardif (Director, President and Secretary) is related to Tardif Holdings Ltd. (owned by his children) who beneficially own 250,000 common shares of the Issuer.

Item 8.           Legal Proceedings.
                  ------------------

     To the best of the Issuer's knowledge there are no legal proceedings pending that involve the Issuer and none are contemplated.


Item 9.           Market for Common Equity and Related Stockholder Matters.
                  ---------------------------------------------------------

     a) Market Information.

     i) The Issuer's shares are currently trading on the NASD Over the Counter/Pink Sheets. The trading is sporadic, as are the quotations and as such there is no "established public trading" at this time.

     ii) The Issuer's shares have been trading Over the Counter on the NASD since January 1999. The range of these trades has been from US$0.75 its high, to a low of US$0.50.

     iii) The high and low trades in the Issuer's common shares reflect inter-dealer prices and are not as a result of electronic quotations.

     iv) The Issuer has not as of yet identified a foreign market for its shares and does not trade on any foreign exchange.

     v) The Issuer has not and does not foresee issuing any of its shares for the purposes of any acquisition as of the filing of this document.

     b) Holders (see shareholders' list).

     c) Dividends.

     Dividends have not been paid out to the shareholders and none are contemplated at this time. There are no restrictions set out by the Issuer that would limit the payment of dividends, both now and in the future.

Item 10.          Recent Sales of Unregistered Securities.
                  ----------------------------------------

     Since the date of inception 4,951,500 shares of its common stock have been issued for $160,751. Offerings under rule 504 of Regulation D total 4,910,500 shares of its common stock.

Item 11.          Description of Securities.
                  -------------------------
     The Issuer is offering 900,000 shares of its common stock for a price of US$1.00 per share. The common stock carries no pre-emptive or subscription rights and is not redeemable. Each share of common stock is entitled to one vote, however, cumulative voting in the election of directors is denied. All shares of common stock are entitled to participate equally in dividends and rank equally upon liquidation. The shares of common stock upon issuance are fully paid and nonassessable by the Issuer.

Item 12.          Identification of Directors and Officers.
                  ----------------------------------------

     There are no statutes, charter provisions, by-laws, contracts or other arrangements that insures or indemnifies a controlling person, director or officer of the Issuer relating to their liability in their capacity.


Item 13.          Financial Statements.
                  --------------------

     Audited financial statements of the Issuer are included for the years ended June 30, 1998, June 30, 1999 and the nine months ended March 31, 2000.

Item 14.         Changes In and Disagreements with Accountants on Accounting and
                 ---------------------------------------------------------------
                 Financial Disclosure.
                 ---------------------

     The Issuer has not changed its independent accountant and has had no disagreements with their accountant on accounting and financial disclosure.

Item 15.          Financial Statements and Exhibits.

     (a) Financial statements for the years ended June 30, 1998, and June 30, 1999 and the nine months ended March 31, 2000.

     (b) Exhibit Table

               (1) Articles of Incorporation (3) (i).
               (2) By-laws (3) (ii).

     (c) Other Reports

               (1) Shareholders' List.



SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereby duly authorized.

                                              VANSTAR FILMS, INC.


Date: June 26, 2000                            By: /s/ Louis Tardif
      -------------                                ----------------
                                                   Louis Tardif, President

ANDERSEN ANDERSEN & STRONG, L.C.
Certified Public Accountants and Business Consultants

                                                  941 East 3300 South, Suite 202
                                                      Salt Lake City, Utah 84106
                                                          Telephone 801 486-0096
                                                                Fax 801 486-0098


Board of Directors
Vanstar Films, Inc.
Vancouver, B.C.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheets of Vanstar Films, Inc. (development stage company) at June 30, 1999, and the statements of operations, stockholders' equity, and cash flows for the years ended June 30, 1999 and 1998 and the period July 8, 1997 (date of inception) to June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vanstar Films, Inc. at June 30, 1999, and the results of operations, and cash flows for the years ended June 30, 1999 and 1998 and the period July 8, 1997 (date of inception) to June 30, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses from operations since its inception and does not have sufficient working capital for its planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 4. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                      ANDERSEN ANDERSEN & STRONG

Salt Lake City, Utah
September 4, 1999

                               VANSTAR FILMS, INC.
                          ( Development Stage Company)
                                  BALANCE SHEET
                                  June 30, 1999

--------------------------------------------------------------------------------



ASSETS

CURRENT ASSETS

   Cash                                                             $    983
                                                                    --------
   Total Current Assets                                             $   983
                                                                    ========



LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

    Accounts payable - related parties                              $  1,670
   Accounts payable                                                    3,855
                                                                    --------
       Total Current Liabilities                                       5,525
                                                                    --------

STOCKHOLDERS' EQUITY

    Preferred Stock
       10,000,000 shares authorized at $0.001 par
       value; none issued and outstanding                                -

   Common stock
        50,000,000 shares authorized  at $0.001 par
        value; 4,885,500 shares issued and outstanding                 4,886


   Capital in excess of par value                                    121,727

    Deficit accumulated during the development stage                (131,155)
                                                                    --------

       Total Stockholders' Equity                                     (4,542)
                                                                    --------

                                                                    $    983

   The accompanying notes are an integral part of these financial statements.

                               VANSTAR FILMS INC.
                          ( Development Stage Company)
                            STATEMENTS OF OPERATIONS
            For the Years Ended June 30, 1999 and 1998 and the Period
                July 8, 1997 (Date of Inception) to June 30, 1999

--------------------------------------------------------------------------------


                                                           July 8, 1997
                          June 30          June 30     (Date of Inception)
                            1999             1998      to  June  30, 1999
                        -----------      -----------   -------------------

REVENUES                $      -         $       136        $       136

EXPENSES                     34,439           96,852            131,291
                        -----------      -----------        -----------

NET LOSS                $   (34,439)     $   (96,716)       $  (131,155)
                        ===========      ===========        ===========




NET LOSS PER COMMON
   SHARE

       Basic            $      (.01)     $      (.02)
                        -----------      -----------




AVERAGE OUTSTANDING
   SHARES


         Basic            4,885,500        4,859,500
                        -----------      -----------








   The accompanying notes are an integral part of these financial statements.



                                                      VANSTAR  FILMS,  INC.
                                                  ( Development Stage Company)
                                          STATEMENT OF CHANGES  IN STOCKHOLDERS' EQUITY
                                          Period from July 8, 1997 (Date of Inception)
                                                        to June 30, 1999

-----------------------------------------------------------------------------------------------------------------------------------



                                                             Common Stock                    Capital in
                                                     -----------------------------           Excess of           Accumulated
                                                      Shares             Amount              Par Value             Deficit
                                                    ----------         ---------            ------------        ---------------

Balance July 8,  1997 (date of inception)                  -           $       -            $         -           $      -

Issuance of common stock for cash at                 2,315,000              2,315                 19,900                 -
    $.0088 - July 10, 1997

Issuance of common stock for cash at
    $.0089 - Sept 18, 1997                           2,301,000              2,301                 19,900                 -

Issuance of common stock for cash at
    $.001 - Sept 30, 1997                               86,000                 86                     -                  -

Issuance of common stock for cash at
    $.27 - Jan 2, 1998                                 107,500                108                 31,392                 -

Issuance of common stock for cash at
   $.37 - April 20, 1998                                50,000                 50                 19,950                 -

Net operating loss  for the year ended
    June 30, 1998                                           -                  -                      -                (96,716)

Balance June 30, 1998                                4,859,500              4,860                 91,142               (96,716)

Issuance of common stock for cash at                    70,000                 70                 20,930                 -
   $.31 - Sept 15, 1998

Cancellation of common stock -
    December  9, 1998                                 (44,000)                (44)                   -

Contributions to capital by officers - expenses             -                  -                   9,655                 -

Net operating loss for the year
   ended  June 30, 1999                                     -                  -                     -                 (34,439)


Balance June 30, 1999                                4,885,500         $    4,886           $    121,727          $   (131,155)
                                                    ==========         ==========           ============          ============








                             The accompanying notes are an integral part of these financial statements.


                                                    VANSTAR FILMS,   INC.
                                               (Development Stage Company)
                                                 STATEMENT OF CASH FLOWS
                                      For the Years  Ended June 30,  1999 and 1998
                                    and  the   Period   July  8,  1997   (Date  of
                                             Inception) to June 30, 1999
------------------------------------------------------------------------------------------------------------------------------------
                                                                                               July 8, 1997
                                                          June 30             June 30        (Date of Inception)
                                                           1999                1998            to June 30, 1999
                                                      -------------        -------------     ---------------------

CASH FLOWS FROM
   OPERATING ACTIVITIES

   Net loss                                             $   (34,439)       $     (96,716)       $         (131,155)

   Adjustments to reconcile net loss to
       net cash provided by operating
       activities

          Changes  in accounts payable                        3,275                2,251                     5,525
          Conributions to capital - expenses                  9,655                  -                       9,655


          Net Decrease in Cash From Operations              (21,509)             (94,465)                 (115,975)
                                                        ------------       -------------        ------------------

CASH FLOWS FROM INVESTING
   ACTIVITIES
                                                               -                     -                         -
                                                        ------------       -------------        ------------------

CASH FLOWS FROM FINANCING
   ACTIVITIES

            Proceeds from issuance of common stock           20,956               96,001                   116,958
                                                        ------------       -------------        ------------------

   Net Increase (Decrease)  in Cash                            (553)               1,536                       983

   Cash at Beginning of Period                                1,536                  -                         -
                                                        ------------       -------------        ------------------

   Cash at End of Period                                $       983        $       1,536        $              983
                                                        ===========        ==============       ==================






                        The  accompanying  notes are an  integral  part of these financial statements.

                               VANSTAR FILMS, INC.
                          ( Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


1. ORGANIZATION

The Company was incorporated under the laws of the State of Nevada on July 8, 1997 with authorized common stock of 50,000,000 shares at $.001 par value and 10,000,000 shares of preferred stock at $.001 par value.

The preferred stock will have rights and preferences as may be determined by the Board of Directors when issued.

The Corporation was organized for the purpose of conducting business in the field of film development and production service.

Since its inception the company completed offerings under rule 504 of Regulation D of 4,799,500 shares of its common capital stock.

The Company has been in the development stage since inception.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Methods
------------------
The Company recognizes income and expenses based on the accrual method of accounting.

Dividend Policy
---------------
The Company has not yet adopted a policy regarding payment of dividends.

Income Taxes
------------
At June 30, 1999, the Company had a net operating loss carry forward of $ 131,155. The tax benefit from the loss carry forward has been fully offset by a valuation reserve because the use of the future tax benefit is undeterminable since the Company has no operations. The operating loss expires in 2020.

Basic and Diluted Net Income (Loss) Per Share

Basic net income (loss) per share amounts are computed based on the weighted average number of shares actually outstanding. Diluted net income (loss) per share amounts are computed using the weighted average number of common shares and common equivalent shares outstanding as if shares had been issued on the exercise of the preferred share rights unless the exercise becomes antidilutive and then only the basic per share amounts are shown in the report.

                               VANSTAR FILMS, INC.
                          ( Development Stage Company)
                    NOTES TO FINANCIAL STATEMENTS (Continued)

--------------------------------------------------------------------------------


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments
---------------------
The carrying amounts of financial instruments, including cash and accounts payable, are considered by management to be their estimated fair values. These values are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Comprehensive Income
--------------------
The Company adopted Statement of Financial Accounting Standards No. 130. The adoption of this standard had no impact on the total stockholder's equity on January 31, 2000.

Recent Accounting Pronouncements
--------------------------------
The Company does not expect that the adoption of other recent accounting pronouncements will have a material impact on its financial statements.

Foreign Currency Translation
----------------------------
Part of the transactions of the Company were completed in Canadian currency however the functional currency is considered to be U S Currency. The Canadian transactions have been translated to US currency as incurred, at the exchange rate in effect at the time, and therefore, no gain or loss from the translations is recognized.

Estimates and Assumptions
-------------------------
Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

3.  RELATED PARTY TRANSACTIONS

The statement of changes in stockholder's equity shows a total of 4,885,500 shares of common stock issued of which 3,155,000 shares were issued to related parties.

4.  GOING CONCERN

Continuation of the Company as a going concern is dependent upon obtaining sufficient working capital for its planned activity and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding, and long term financing, which will enable the Company to operate for coming year.

ANDERSEN ANDERSEN & STRONG, L.C.
Certified Public Accountants and Business Consultants

                                                  941 East 3300 South, Suite 202
                                                      Salt Lake City, Utah 84106
                                                          Telephone 801 486-0096
                                                                Fax 801 486-0098


          REPORT ON REVIEW BY INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


The Board of Directors
Vanstar Films, Inc.

We have reviewed the balance sheets of Vanstar Films, Inc.(development stage company) at March 31, 2000 and June 30, 1999 and the related statements of operations, stockholders' equity, and the statement of cash flows for the nine months ended March 31, 2000 and the years ended June 30, 1999 and 1998 and the period July 8, 1997 (date of inception ) to March 31. 2000. These financial statements are the responsibility of the company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with generally accepted accounting principles.



                                                ANDERSEN ANDERSEN & STRONG

Salt Lake City, Utah
June 9, 2000



                                     VANSTAR FILMS, INC.
                                (Development Stage Company)
                                      BALANCE SHEETS
                            March 31, 2000 and June 30, 1999

------------------------------------------------------------------------------------------


                                                                March 31,       June 30,
                                                                  2000            1999
                                                                  ----            ----

ASSETS

CURRENT ASSETS

   Cash                                                        $  4,916        $    983
                                                                -------         -------
   Total Current Assets                                        $  4,916        $    983
                                                                =======         =======

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

    Accounts payable - related parties                         $  5,132        $  1,670
   Accounts payable                                               2,496           3,855
                                                                -------         -------
       Total Current Liabilities                                  7,628           5,525
                                                                -------         -------

STOCKHOLDERS' EQUITY

    Preferred Stock
       10,000,000 shares authorized at $0.001 par
       value; none issued and outstanding                            -               -

   Common stock
        50,000,000 shares authorized  at $0.001 par
          value; 4,951,500 shares issued and outstanding on
        March 31;  4,885,500 on June 30                            4,952          4,886

   Capital in excess of par value                               155,799         121,727

    Deficit accumulated during the development stage           (163,463)       (131,155)
                                                                -------         -------

       Total Stockholders' Deficiency                            (2,712)         (4,542)
                                                                -------         -------

                                                               $  4,916        $    983
                                                                =======         =======

The accompanying notes are an integral part of these financial statements.




                                          VANSTAR FILMS INC.
                                      (Development Stage Company)
                                       STATEMENTS OF OPERATIONS
                         For the Nine Months Ended March 31, 2000 and the Years
                           Ended June 30,  1999 and 1998 and the Period July 8,
                                1997 (Date of Inception) to March 31, 2000

---------------------------------------------------------------------------------------------------------------

                                                                                              July 8, 1997
                                  March 31,            June 30           June 30       (Date of Inception) to
                                    2000                 1999              1998             March  31, 2000
                                 ----------            ---------        ---------           ----------------

REVENUES                         $     -               $     -          $     136              $      136

EXPENSES                             32,308              34,439            96,852                 163,599
                                 ----------            ---------        ---------              ----------

NET LOSS                         $  (32,308)           $ (34,439)       $ (96,716)             $ (163,463)
                                 ==========            =========        =========              ===========




NET LOSS PER COMMON
   SHARE

       Basic                     $     (.01)           $    (.01)       $    (.02)
                                 ----------            ---------        ---------




AVERAGE OUTSTANDING
   SHARES


         Basic                    4,951,500            4,885,500        4,859,500
                                 ----------            ---------        ---------














   The accompanying notes are an integral part of these financial statements.


                                                          VANSTAR  FILMS,  INC.
                                                      (Development Stage Company)
                                           STATEMENT OF CHANGES  IN STOCKHOLDERS' EQUITY
                                              Period July 8, 1997 (Date of Inception)
                                                          to March 31, 2000

------------------------------------------------------------------------------------------------------------------------------------

                                                                Common Stock                 Capital in
                                                      ----------------------------           Excess of         Accumulated
                                                      Shares               Amount            Par Value           Deficit
                                                   -------------       --------------         ---------       ---------------

Balance July 8,  1997 (date of inception)                -              $      -             $        -        $        -

Issuance of common stock for cash at                 2,315,000                2,315               19,900                -
    $.0088 - July 10, 1997

Issuance of common stock for cash at
    $.0089 - Sept 18, 1997                           2,301,000                2,301               19,900                -

Issuance of common stock for cash at
    $.001 - Sept 30, 1997                               86,000                   86                   -                 -

Issuance of common stock for cash at
    $.27 - Jan 2, 1998                                 107,500                  108               31,392                -

Issuance of common stock for cash at
   $.37 - April 20, 1998                                50,000                   50               19,950                -

Net operating loss  for the year ended
    June 30, 1998                                       -                      -                      -             (96,716)

Issuance of common stock for cash at                    70,000                   70               20,930                -
   $.31 - Sept 15, 1998

Cancellation of common stock
    December  9, 1998                                  (44,000)                 (44)                  -

Contributions to capital by officers - expenses             -                  -                   9,655                -

Net operating loss for the year
   ended  June 30, 1999                                     -                  -                      -             (34,439)

Balance June 30, 1999                                4,885,500                4,886              121,727           (131,155)

Issuance of common stock for cash at $1.49
   September and October  1999                          16,000                   16               23,812                -

Issuance of common stock for cash at $.21
   March 9, 2000                                        50,000                   50               10,260                -

Net operating loss for the nine months
   ended March 31, 2000                                    -                   -                      -             (32,308)

Balance March 31, 2000                               4,951,500          $     4,952          $   155,799       $   (163,463)
                                                     =========          ===========          ===========       ============



                                 The accompanying notes are an integral part of these financial statements.




                                                       (Development Stage Company)
                                                         STATEMENT OF CASH FLOWS
                                       For the Nine  Months  Ended March 31, 2000 and the Years
                                       Ended June 30,  1999 and 1998 and the Period from July 8,
                                             1997 (Date of Inception) to March 31, 2000
------------------------------------------------------------------------------------------------------------------------------------


                                                                                                          July 8, 1997
                                                      March 31,   June 30,           June 30,          (Date of Inception)
                                                       2000        1999                1998             to March 31, 2000
                                                     --------     --------          -----------       ---------------------

CASH FLOWS FROM
   OPERATING ACTIVITIES

   Net loss                                           (32,308)    $  (34,439)       $   (96,716)       $         (163,463)

   Adjustments to reconcile net loss to
       net cash provided by operating
       activities

          Changes  in accounts payable                  2,103          3,275              2,251                     7,628
          Contributions to capital - expenses              -           9,655                 -                      9,655


          Net Decrease in Cash From Operations        (30,205)       (21,509)           (94,465)                 (146,180)
                                                     --------     ----------        -----------        ------------------

CASH FLOWS FROM INVESTING
   ACTIVITIES
                                                           -             -                   -                        -
                                                     --------     ----------        -----------        ------------------

CASH FLOWS FROM FINANCING
   ACTIVITIES

            Proceeds from issuance of common stock     34,138         20,956             96,001                   151,096
                                                     --------     ----------        -----------        ------------------

   Net Increase (Decrease)  in Cash                     3,933           (553)             1,536                     4,916

   Cash at Beginning of Period                            983          1,536                 -                       -
                                                     --------     ----------        -----------        ------------------

   Cash at End of Period                             $  4,916     $      983        $     1,536        $            4,916
                                                     ========     ==========        ===========        ==================








                        The  accompanying  notes are an  integral  part of these financial statements.


                               VANSTAR FILMS, INC.
                          ( Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


1. ORGANIZATION

The Company was incorporated under the laws of the State of Nevada on July 8, 1997 with authorized common stock of 50,000,000 shares at $.001 par value and 10,000,000 shares of preferred stock at $.001 par value.

The preferred stock will have rights and preferences as may be determined by the Board of Directors when issued.

The Corporation was organized for the purpose of conducting business in the field of film development and production service.

Since its inception the company completed offerings under rule 504 of Regulation D of 4,865,500 shares of its common capital stock.

The Company has been in the development stage since inception.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Methods
------------------
The Company recognizes income and expenses based on the accrual method of accounting.

Dividend Policy
---------------
The Company has not yet adopted a policy regarding payment of dividends.

Income Taxes
------------
At March 31, 2000, the Company had a net operating loss carry forward of $ 163,463. The tax benefit from the loss carry forward has been fully offset by a valuation reserve because the use of the future tax benefit is undeterminable since the Company has no operations. The operating loss expires in 2021.

Basic and Diluted Net Income (Loss) Per Share
---------------------------------------------
Basic net income (loss) per share amounts are computed based on the weighted average number of shares actually outstanding. Diluted net income (loss) per share amounts are computed using the weighted average number of common shares and common equivalent shares outstanding as if shares had been issued on the exercise of the preferred share rights unless the exercise becomes antidilutive and then only the basic per share amounts are shown in the report.

                               VANSTAR FILMS, INC.
                          ( Development Stage Company)
                    NOTES TO FINANCIAL STATEMENTS (Continued)

--------------------------------------------------------------------------------


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Comprehensive Income
--------------------
The Company adopted Statement of Financial Accounting Standards No. 130. The adoption of this standard had no impact on the total stockholder's equity.

Recent Accounting Pronouncements
--------------------------------
The Company does not expect that the adoption of other recent accounting pronouncements will have a material impact on its financial statements.

Foreign Currency Translation
----------------------------
Part of the transactions of the Company were completed in Canadian currency however the functional currency is considered to be U S Currency. The Canadian transactions have been translated to US currency as incurred, at the exchange rate in effect at the time, and therefore, no gain or loss from the translations is recognized.

Financial Instruments
---------------------
The carrying amounts of financial instruments, including cash and accounts payable, are considered by management to be their estimated fair values.

Estimates and Assumptions
-------------------------
Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

3.  RELATED PARTY TRANSACTIONS

The statement of changes in stockholder's equity shows a total of 4,885,500 shares of common stock issued of which 3,205,000 shares were issued to related parties.

4.  GOING CONCERN

Continuation of the Company as a going concern is dependent upon obtaining sufficient working capital for its planned activity and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding, and long term financing, which will enable the Company to operate for the coming year.